FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated November 30, 2011

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

ANNOUNCEMENT TO THE MARKET

The management of BRF - Brasil Foods S.A. announces its decision to build a margarine plant in the city of Vitória de Santo Antão in the state of Pernambuco. Forecasted investments amount to R$ 140 million and the new plant will have a capacity of 8 thousand tons/month. The unit will occupy a site of 38 thousand square meters in the industrial complex operated by the company in Vitória de Santo Antão, 50 kilometers from Recife, and responsible for the production of industrialized meats.

The project is designed to meet the significant and growing demand in the region with gains in the cost of production and distribution and permitting the company to offer products at competitive prices. Work at the site is expected to begin in January 2012 and startup in operations in January 2013. When operating at full capacity, the plant is expected to create 150 direct and 350 indirect jobs. The company estimates that the unit will be generating annual sales of R$ 450 million by 2015.

São Paulo-SP, November 29 2011

Leopoldo Viriato Saboya

Chief Financial, Administration

and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   November 30, 2011

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director